Filed Pursuant to Rule 433

SEC File No. 333-156724

FINAL TERM SHEET

Dated July 20, 2009

WAL-MART STORES, INC.

$500,000,000 6.200% Notes Due 2038

Name of Issuer:	Wal-Mart Stores, Inc.

Title of Securities:	6.200% Notes Due 2038

Aggregate Principal Amount:	$500,000,000

The Notes will be part of the same series of notes as $1,500,000,000 aggregate principal amount of 6.200% Notes Due 2038 as issued and sold by the Issuer on April 15, 2008 (See Prospectus Supplement dated April 8, 2008 relating to such series)

Issue Price (Price to Public):	106.001% of principal amount

The above issue price does not include accrued interest from April 15, 2009 to the Settlement Date totaling $8,783,333.33 in the aggregate, which is payable by purchasers

Maturity:	April 15, 2038

Coupon (Interest Rate):	6.200%

Benchmark Treasury:	U.S. Treasury 3.500% due February 15, 2039

Spread to Benchmark Treasury:	130 basis points

Benchmark Treasury Price and Yield:	84-06; 4.469%

Yield to Maturity:	5.769%

Interest Payment Dates:	April 15 and October 15 of each year, with the initial payment of interest on the Notes to be made on October 15, 2009

Interest Payment Record Dates:	April 1 and October 1 of each year

Redemption Provisions:	No mandatory redemption provisions

Wal-Mart may, at its option, redeem the Notes upon the occurrence of certain events relating to U.S. taxation

Sinking Fund Provisions:	None

Legal Format:	SEC registered

Net Proceeds to Wal-Mart (including accrued interest from April 15, 2009 to the Settlement Date, but after underwriting discounts and commissions and before offering expenses):	$534,413,333.33

Settlement Date:	T + 5; July 27, 2009

Joint Book-Running Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
UBS Securities LLC

Selling Restrictions:	European Economic Area, United Kingdom, Hong Kong, Japan, Singapore

CUSIP:	931142CM3

ISIN:	US931142CM31

Common Code:	035812288

Ratings: Ratings for Wal-Mart’s long-term debt securities: S&P, AA; Moody’s, Aa2; Fitch, AA; and DBRS, AA.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale of the Notes to which this final term sheet relates have been registered by Wal-Mart Stores, Inc. by means of a registration statement on Form S-3 (SEC File No. 333-156724).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering in the United States to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering in the United States. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or UBS Securities LLC toll-free at 1-888-722-9555, ext. 337-1008.